EXHIBIT 99.1

Equinox Gold Announces Sale of Solaris Resources Shares for C$70.4 Million

VANCOUVER, BC, Dec. 6, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) announces that it has sold an aggregate 11,000,000 common shares of Solaris Resources Inc. (TSX: SLS) ("Solaris") in the ordinary course for investment purposes through the facilities of the Toronto Stock Exchange through block trades (the "Transaction") for aggregate gross proceeds of C$70.4 million.

Equinox Gold will be filing an early warning report under National Instrument 62-103 in connection with the sale of the Solaris shares, a copy of which will be available under Solaris' profile on SEDAR at www.sedar.com.

Immediately prior to the Transaction, Equinox Gold owned 15,545,487 common shares of Solaris and warrants entitling Equinox Gold to purchase 7,500,000 common shares of Solaris representing approximately 17.88% of Solaris on a partially diluted basis. As a result of the Transaction, including any exercise of the warrants, Equinox Gold's ownership has decreased to less than 10% of the issued and outstanding common shares of Solaris and Equinox Gold has ceased to be a "reporting insider" as defined in National Instrument 55-104 – Insider Reporting Requirements. Accordingly, Equinox Gold will no longer file insider or early warning reports in respect of its ownership of securities of Solaris, except as required by applicable law.

Equinox Gold remains a supportive shareholder of Solaris and does not currently plan to make any additional changes to its interest. Pursuant to the Transaction, Equinox Gold has agreed not to sell any of its remaining Solaris securities for 120 days.

Equinox Gold Contacts

Greg Smith, President and Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information within the meaning of applicable securities legislation in relation to Equinox Gold's intentions with regard to its investment in Solaris. Equinox Gold holds Solaris securities as a strategic investment and may choose to either sell or purchase Solaris securities in the future as appropriate based on Equinox Gold's capital requirements and business strategy. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2022/06/c2923.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 08:28e 06-DEC-22